Exhibit 99.1

IMPLEMENTATION OF A SQUEEZE OUT PROCEDURE

OF THE SHARES OF THE COMPANY

By

CITLOI

An indirect wholly-owned subsidiary of

PRESENTED BY

Presenting Bank and Guarantor	Presenting Bank

This press release is issued and published in accordance with article 237-16 III of the French financial markets Authority general regulations (the “AMF”).

As of the expiration of the tender offer initiated for the shares of ILOG by CITLOI (the “Offer”), that took place from October 14th to November 24th, 2008, and from December 2nd to December 15th, 2008, for a price of 10 euros per share, 0.50 euro per 2003 warrant n°1, 0.50 euro per 2003 warrant n°2, 0.65 euro per 2004 warrant, 0.50 euro per 2005 warrant, 0.83 euro per 2006 warrant and 1.93 euro per 2007 warrant, CITLOI holds 20,578,810 ILOG shares out of a total of 21,252,851 shares in ILOG, representing 96,83% of the share capital and voting rights of the company (AMF notice n° 208C2288 dated December 18th, 2008).

CITLOI also acquired, in the framework of the Offer, all the 254,000 warrants issued by ILOG.

The ILOG shares that were not tendered into the Offer by the shareholders represent as of December 15th, 2008, 3.17% of the share capital and voting rights of ILOG.

Natixis and UBS, acting on behalf of CITLOI, informed the AMF by way of a letter dated December 18th, 2008 of the decision of CITLOI to proceed with, in accordance with its intention expressed at the time of the Offer, the implementation of a squeeze out of the remaining shares in ILOG, in accordance with article L. 433-4 III of the French monetary code and articles 237-14 and 237-16 of the AMF general regulations.

The squeeze out will encompass all the shares not held by CITLOI and will be implemented at the same price as the one for the Offer, i.e. 10 euros per share.

If some or all of the 562 ILOG stock options remaining outstanding as of December 15th, 2008 were exercised before December 29th, 2008, the squeeze out would also encompass the shares issued before December 29th, 2008 following the exercise of said options. The squeeze out would thus encompass a maximum of 674,603 shares representing 3.17% of the share capital and voting rights of ILOG.

The AMF indicated in its notice n°208C2291 dated December 19th, 2008 that the squeeze out will be implemented on December 29th, 2008, date of the deregistration of the ILOG shares from the Eurolist by Euronext™. The indemnity will be paid by CITLOI, free of charge, on that date, on a blocked account opened for that purpose with Natixis, which will centralize the indemnification transactions. After the closing of the accounts of the affiliated members of Euroclear France, the depositaries in charge of the accounts will credit the accounts of the holders of ILOG shares with the indemnity that is due to them. The sums not allocated corresponding to the indemnification of securities the beneficiaries of which remained unknown will be kept by Natixis for a period of ten years starting at the date of the implementation of the squeeze out. At the expiration of this period, the sums not claimed yet will be paid to the Caisse des Dépôts et Consignations and will be held at the disposal of their entitled beneficiaries subject to the French statute of limitations lasting for a period of 30 years.

The tender offer document, for which the AMF granted a visa on 12th, December 2008 under number 08-186, and the document containing legal, financial, accounting and other information on CITLOI, are available on the website of the AMF (www.amf-france.org) and on the website of IBM (www.ibm.com) and may be obtained free of charge from:

ABOUT IBM

For more information on IBM visit: http://www.ibm.com/soa

Contact information:

Forward-looking Statements

The French Offer and the U.S. Offer (the “Offers”) are not being made nor will any tender of securities be accepted from or on behalf of holders in any jurisdiction in which the making of the Offers or the acceptance of any tender of securities therein would not be made in compliance with laws of such jurisdiction.

This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG S.A. resulting from and following the Offers and the successful completion of the transaction. These statements reflect IBM’s, CITLOI S.A.S.’s and ILOG S.A.’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and IBM, CITLOI S.A.S. and ILOG S.A. shall be under no obligation to (and expressly disclaim any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

Additional Information

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of ILOG S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 14, 2008 and the related documentation, as amended, that IBM and its subsidiary, CITLOI S.A.S., filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO and the solicitation/recommendation statement on Schedule 14D-9, as amended, that ILOG S.A. filed with the Commission. The terms and conditions of the French Offer are set forth in the Note d’Information, as amended, that IBM and its subsidiary, CITLOI S.A.S., filed with the French Autorité des marchés financiers (the “AMF”) and the Note d’Information en Réponse, as amended, that ILOG S.A. filed with the AMF. The AMF granted its visa on the Note d’Information and the Note d’Information en Réponse on September 12, 2008. CITLOI S.A.S. and ILOG S.A. have also made publicly available documents supplementing the Note d’Information and the Note d’ Information en Réponse, respectively, which provide additional legal, financial and accounting information on these entities.

ILOG securityholders and other investors in the U.S. Offer are urged to read carefully the U.S. Offer to Purchase and the related documentation on Schedule TO (as updated and amended) filed by IBM and CITLOI S.A.S. and the solicitation/recommendation statement on Schedule 14D-9 (as updated and amended) filed by ILOG S.A because these documents contain important information. ILOG securityholders and other investors in the French Offer are urged to read carefully the Note d’Information (as updated and amended) filed by IBM and CITLOI S.A.S. and the Note d’Information en Réponse (as updated and amended) filed by ILOG S.A. because these documents contain important information.

ILOG securityholders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in both cases without charge. Such materials filed by IBM and CITLOI S.A.S., and ILOG S.A. will also be available for free at IBM’s website (www.ibm.com), and at ILOG S.A.’s website (www.ilog.com), respectively.

Questions and requests for assistance may be directed to Georgeson Inc., the information agent (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of ILOG securities in the United States: (800) 334-9405; U.S. Number for banks and brokers: (212) 440-9800; European Toll Free Number: 00800 10 20 10 80) or UBS Securities LLC, the dealer manager for the U.S. Offer (the “Dealer Manager”) (1999 Avenue of the Stars, Suite 3400, Los Angeles, California 90067; (877) 566-3332). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer. None of IBM or CITLOI S.A.S. will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of ILOG securities pursuant to the U.S. Offer.

ILOG securityholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the Offers.